May 19, 2010

Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street, Melbourne, Victoria 3000
Australia

  Re: **BHP Billiton Limited and BHP Billiton PLC**
    Form 20-F for the Fiscal Year Ended June 30, 2009
    Filed September 14, 2009
    File Nos. 1-09526 and 1-31714
    Response Letter Dated May 11, 2010

Dear Mr. Vanselow:

   We have reviewed your response letter dated May 11, 2010, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2. Please amplify your qualitative materiality analysis to explain in reasonable detail why you do not believe that investors would regard your business contacts with Iran and Cuba as important in making an investment decision, or that information regarding those contacts would adversely affect your reputation and the value of your securities.

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   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

   Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance